SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TheMaven, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

88339B102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
76,190,859 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
76,190,859 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,190,859 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 229,539,153 shares of common stock, par value $0.01 (the “Common Stock”), of TheMaven, Inc. (the “Issuer”) outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Issuer’s Series I Convertible Preferred Stock (the “Series I Preferred Stock”), the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 6, 2021 (the “8-K”).
(1)	Excludes 10,196,970 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) held by BRC Partners Opportunity Fund, LP (“BRPLP”) and B. Riley Principal Investments, LLC (“BRPI”), as applicable, which cannot be acquired by the Reporting Persons within 60 days due to a 4.99% beneficial ownership limitation applicable to the Series H Preferred Stock and the Warrants that prevents the Reporting Persons from converting the shares of Series H Preferred Stock beneficially owned by them as of the date hereof (the “Beneficial Ownership Limitation”). See Item 6 of this Schedule 13D (as defined below).
(2)	Excludes 875,000 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock (the “Warrants”) held by BRPLP and BRPI. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,611,555 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,611,555 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,611,555 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

(1)	Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.
(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,611,555 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,611,555 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,611,555 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

(1)

Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,611,555 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,611,555 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,611,555 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

(1)	Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.
(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
60,161,804 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
60,161,804 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,161,804 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

(1)	Excludes 2,621,212 shares of Common Stock issuable upon conversion of 865 shares of Series H Preferred Stock held by BRPI. See Item 6 of this Schedule 13D.
(2)	Excludes 625,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRF Finance Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,417,500
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,417,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,417,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
76,190,859 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
76,190,859 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,190,859 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*

Percent of class is calculated based on 229,539,153 shares of Common Stock outstanding, which is based on (i) 175,651,683 shares of Common Stock outstanding following the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (ii) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in the 8-K.

(1)	Excludes 10,196,970 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP and BRPI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.
(2)	Excludes 875,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP and BRPI. See Item 6 of this Schedule 13D.

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on November 27, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, this “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(1) B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A of the Original Schedule 13D (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise described herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(2) BRC Partners Opportunity Fund, LP (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(3) BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as the general partner of BRPLP.

(4) B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(5) B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(6) BRF Finance Co., LLC (“BRF Finance”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF Finance is originating and investing in loans and other indebtedness.

(7) Mr. Bryant R. Riley is an individual with a business office located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF.

During the last five years, none of the Reporting Persons or any person listed on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dialectic Antithesis Partners, LP, a Delaware limited partnership (“Dialectic”), and BR Dialectic Capital Management, LLC, a Delaware limited liability company (“BR Dialectic”) ceased to beneficially own securities of the Issuer on December 28, 2020 upon the consummation of the transactions described in Item 6 of this Amendment No. 1. As a result, Dialectic and BR Dialectic are no longer subject to Section 13(d) of the Act with respect to securities of the Issuer, and are no longer Reporting Persons hereunder.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock to which this Schedule 13D relates were issued upon the conversion of (i) 15,250 shares of Series J Preferred stock previously held of record by BRPI; (ii) 1,246 shares of Series J Preferred Stock previously held of record by BRPLP; (iii) Convertible Debentures previously held of record by BRPI and BRPLP and (iv) 3,367 shares of Series K Convertible Preferred Stock previously held of record by BRF Finance, in each case, in connection with the transactions described in Item 6 of this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following disclosure:

Since the filing of the Original Schedule 13D, certain of the Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer and its representatives, and other shareholders of the Issuer regarding the Board composition matters described in the Preliminary Consent Statement filed by the Group on December 1, 2020. Such discussions could lead to changes to the composition of the Board, including the appointment of one or more representatives of the Reporting Persons to the Board. There can be no certainty regarding the outcome of those discussions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.

As of the date of hereof, (i) BRPLP beneficially owns directly 7,611,555 shares of Common Stock, representing 3.3% of the issued and outstanding Common Stock; (ii) BRPI beneficially owns directly 60,161,804 shares of Common Stock, representing 26.2% of the issued and outstanding Common Stock; and (iii) BRF Finance beneficially owns directly 8,417,500 shares of Common Stock, representing 3.7% of the issued and outstanding Common Stock. The calculations of the ownership percentages reported herein are based on a total of 229,539,153 shares of Common Stock issued and outstanding as of the date hereof, which is based on (a) 175,651,683 shares of Common Stock outstanding following the conversion of the Issuer’s Series I Convertible Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock on December 18, 2020 based on information provided to the Reporting Persons by the Issuer plus (b) 53,887,470 shares of Common Stock issued upon the conversion of certain Convertible Debentures on December 31, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 6, 2021. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the shares of Series H Preferred Stock and the Warrants directly held by BRPLP and BRPI, which, in each case, cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPLP.

3.	BRF is the parent company of BRPI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPI.

4.	BRF Finance is a wholly owned subsidiary of BRF. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRF Finance.

5.

BRF and Mr. Riley may be deemed to indirectly beneficially own an aggregate of 76,190,859 shares of Common Stock, representing 33.2% of the Issuer’s issued and outstanding Common Stock as a result of the relationships described in Item 2 of this Schedule 13D. Each of BRF and Mr. Riley expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by BRPLP, BRPI and BRF Finance, except to the extent of its/his pecuniary interest therein.

BRF Finance Co., LLC, a subsidiary of BRF, made a loan to the former chief executive officer of the Issuer, Mr. James Heckman, secured by 4,094,708 shares of Common Stock and 400 shares of Series H Preferred Stock and which may be secured by other Issuer securities that may be issued to him or his designees. The Issuer’s securities securing the loan to Mr. Heckman are excluded from the amounts reported above and elsewhere in this Schedule 13D.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

As a result of the Group Agreement, the Reporting Persons and 180 Degree Capital Corp. may be deemed to have formed a “group” under Rule 13d-5(b)(1) promulgated under the Act. The shares of Common Stock and other securities of the Issuer described in this Schedule 13D do not include securities of the Issuer owned by 180 Degree Capital Corp., which will file a separate Schedule 13D or Schedule 13D amendment reporting beneficial ownership of the shares of Common Stock beneficially owned by 180 Degree Capital Corp. The Reporting Persons assume no responsibility for the information contained in the Schedule 13D or Schedule 13D amendment to be filed by 180 Degree Capital Corp., and disclaim beneficial ownership with respect to any shares of Common Stock beneficially owned by 180 Degree Capital Corp.

(c) Except for the information set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock within the past 60 days.

(d) Not applicable.

(e) Item 5(e) of Schedule 13D is not applicable to the Reporting Persons. Dialectic and BR Dialectic ceased to beneficially own Common Stock on December 28, 2020 upon the consummation of the transactions described in Item 6 of this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following disclosures are hereby added to Item 6 of the Original Schedule 13D:

Dialectic Sale

On December 28, 2020, pursuant to that certain Secondary Securities Purchase Agreement, executed and delivered on December 28, 2020, by and between Warlock Partners, LLC (“Warlock”) and Dialectic (the “Dialectic Purchase Agreement”), Dialectic sold (i) 880 shares of Series H Preferred Stock and (ii) $500,000 in principal amount of Convertible Debentures, including interest and penalties accrued thereon, to Warlock for an aggregate purchase price of $1,798,182 in a private sale. As a result of such sale, Dialectic and BR Dialectic ceased to beneficially own securities of the Issuer. The foregoing description of the Dialectic Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Dialectic Purchase Agreement, a copy of which is filed as Exhibit 1 of this Amendment No. 1.

Series K Preferred Stock

The Issuer issued the Series K Preferred Stock previously held of record by BRF Finance Co., LLC at a stated value equal to $1,000 per share. Pursuant to the terms of the Series K Preferred Stock, each share of Series K Preferred Stock automatically converts into shares of Common Stock at a rate equal to the stated value of $1,000 per share divided by the conversion price of $0.40 per share in the event the Issuer amends its Certificate of Incorporation to authorize additional shares of Common Stock. On December 18, 2020, the Issuer filed such an amendment increasing the number of authorized shares of Common Stock from 100,000,000 to 1,000,000,000 (the “Amendment”). Accordingly, upon the filing of the Amendment, the shares of Series K Preferred Stock held of record by BRF Finance Co., LLC automatically converted into 8,417,500 shares of Common Stock through no action of the Reporting Persons.

Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure under the heading “Series J Preferred Stock”:

Pursuant to the terms of the Series J Preferred Stock, upon the filing of the Amendment, each share of Series J Preferred Stock held of record by BRPI and BRPLP automatically converted into shares of Common Stock at a rate equal to the stated value of $1,000 per share of Series J Preferred Stock divided by the conversion price of $0.70 per share through no action of the Reporting Persons. As a result of such conversion, (i) BRPI acquired 21,785,714 shares of Common Stock and (ii) BRPLP acquired 1,780,000 shares of Common Stock.

Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure under the heading “Convertible Debentures”:

Pursuant to the terms of the Convertible Debentures, the Convertible Debentures became convertible upon the filing of the Amendment on December 18, 2020. On December 30, 2020, each of BRPI and BRPLP delivered to the Issuer Irrevocable Notices of Conversion (each, a “Conversion Notice”), pursuant to which BRPI and BRPLP elected to convert the principal amount of the Convertible Debentures held of record by them, respectively, into shares of Common Stock at a conversion price equal to (i) $0.33 in respect of the 2018 Convertible Debentures and (ii) $0.40 in respect of the 2019 Convertible Debentures. Additionally, pursuant to the terms of the Conversion Notices (and notwithstanding the fact that interest due on the Convertible Debentures is to be paid in cash per the terms of the Convertible Debentures), each of BRPI and BRPLP agreed to convert the interest due on the Convertible Debentures held by them, as applicable, into shares of Common Stock at the same conversion rate and terms governing the conversion of the principal amount of the Convertible Debentures, as applicable. As a result of the conversions effected by the Conversion Notices, on December 31, 2020, (i) BRPI acquired an aggregate of 38,376,090 shares of Common Stock and (ii) BRPLP acquired an aggregate of 5,831,555 shares of Common Stock.

The foregoing description of the Conversion Notices does not purport to be complete and is qualified in its entirety by reference to the Conversion Notices, which are filed as Exhibit 2, Exhibit 3 and Exhibit 4 of this Amendment No. 1.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Secondary Securities Purchase Agreement, effective as of December 28, 2020, by and between Warlock Partners LLC and Dialectic Antithesis Partners, LP.
2	Irrevocable Notice of Conversion of Debentures Due December 31, 2020, executed by BRPI on December 30, 2020 (with respect to the 2018 Convertible Debentures held by BRPI).
3	Irrevocable Notice of Conversion of Debentures Due December 31, 2020, executed by BRPI on December 30, 2020 (with respect to the 2019 Convertible Debentures held by BRPI).
4	Irrevocable Notice of Conversion of Debentures Due December 31, 2020, executed by BRPLP on December 30, 2020 (with respect to the 2018 Convertible Debentures held by BRPLP).
5	Joint Filing Agreement, dated as of January 7, 2021, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley Principal Investments, LLC, BRF Finance Co., LLC and Bryant R. Riley.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

Dialectic Antithesis Partners, LP

By: BR Dialectic Capital Management, LLC, its general partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

BR Dialectic Capital management, llc

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY Principal Investments, LLC

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	President

BRF Finance Co., LLC

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	Chief Investment Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)